Mail Stop 3561

								March 2, 2006

Mr. Yossi Hajaj
Chief Financial Officer
Delta Galil Industries Ltd..
2 Kaufman Street
Tel Aviv 68012, Israel

	Re:	Form 20-F for the Year Ended December 31, 2004
		Filed June 27, 2005
      File No. 0-30020

Dear Mr. Hajaj:

	We have reviewed your response letter to our comment letter dated December 19, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. As requested in our letter dated December 19, 2005, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Controls and Procedures, page 61

2. We note your response to comment number 6 in our letter dated December 19, 2005. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation required by Rule 13a-15 or Rule 15d-15 of the Exchange Act. See Item
15 of Form 20-F.

Financial Statements

Consolidated Statements of Cash Flows, page F-7

3. We note your response to comment 9 in our letter dated December 19, 2005. Cash payments for debt issue costs should be classified as a financing activity. See EITF 95-13. Please revise future filings to classify debt issue costs in cash flows from financing activities.

4. We note your response to comment 10 in our letter dated
December
19, 2005. It appears that the error in classification of payments related to restructuring costs is material to cash flows provided by operating activities. Please restate your financial statements in accordance with paragraph 36 of APB 20 or tell us why a restatement is not required. Please note the disclosure requirements in paragraph 37 of APB 20.

Report of Ernst & Young Allied for Accounting & Auditing

5. We note your response to comment 19 in our letter dated
December
19, 2005. Please file an amendment that includes a revised report of
Ernst & Young Allied for Accounting and Auditing that refers to the standards of the Public Company Accounting Oversight Board (United States) and that does not refer to auditing standards generally accepted in the United States of America.

Form 6-K filed on November 16, 2005

6. We note that you incorporated Form 6-K into registration statements on Forms S-8 and that the press release incorporated by reference in Form 6-K includes non-GAAP financial measures. A foreign private issuer that publishes a non-GAAP financial measure in
Form 6-K incorporated by reference into a Securities Act registration statement must comply with all of the provisions of Item 10(e) of Regulation S-K. Please refer to Question 31 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Please refer to Question
8 in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please revise to eliminate charges and gains included in the non-GAAP measures that are of a recurring nature or are reasonably likely to recur within two years and to disclose:

* The manner in which management uses the non-GAAP measures to conduct or evaluate your business;
* The economic substance behind management`s decision to use the non-
GAAP measures;
* The material limitations associated with the use of the non-GAAP measures as compared to the most directly comparable GAAP measures;
* The manner in which management compensates for the those limitations when using the non-GAAP measures; and
* The substantive reasons why management believes the non-GAAP measures provide useful information to investors.

Refer to http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Bill Thompson at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

      Sincerely,



								William Choi
								Branch Chief
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Mr. Yossi Hajaj
Delta Galil Industries Ltd.
March 2, 2006
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE